April 28, 2025

Nataliia Petranetska
Chief Executive Officer
Sky Century Investment, Inc.
220 Emerald Vista Way #233
Las Vegas, NV

        Re: Sky Century Investment, Inc.
            Registration Statement on Form 10-12G
            Filed January 14, 2025
            File No. 000-56603
Dear Nataliia Petranetska:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:    Marc Applbaum